Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2009	2008		2007	2006	2005
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$113,574	$98,455		$85,757	$87,755	$67,463
Amortization of debt premium, discount and expenses	5,430	6,386		6,566	4,729	3,962
Other interest (including interest capitalized)	10,259	36,503		38,542	48,064	15,939
Interest from discontinued operations (including capitalized interest)	1,027	13,758		12,546	11,790	10,658
Estimated interest factor of lease rental charges	7,034	7,894		8,804	7,124	7,568
Preferred dividend requirements of subsidiary	759	689		556	798	4,063
Total Fixed Charges	$138,083	$163,685		$152,771	$160,260	$109,653

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$94,751	$(388,381)		$63,112	$164,018	$76,502
(Earnings) loss of equity investee	30,145	29,687		(7,581)	-	-
Earnings from continuing operations before income taxes, non-controlling interest, and investee earnings	124,896	(358,694)		55,531	164,018	76,502
Fixed charges as above	138,083	163,685		152,771	160,260	109,653
Interest capitalized	(7,743)	(8,849)		(10,740)	(6,503)	(4,025)
Non-controlling interest in earnings of Valencia	(11,890)	(7,179)		-	-	-
Preferred dividend requirements of subsidiary	(759)	(689)		(556)	(798)	(4,063)

Earnings Available for Fixed Charges	$242,587	$(211,726)		$197,006	$316,977	$178,067

Ratio of Earnings to Fixed Charges	1.76	N/M	*	1.29	1.98	1.62

* The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $375.4 million for the year ended December 31, 2008.